Exhibit 99.4

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

December 12, 2007

Commissioners:

We are aware that our report dated December 4, 2007 on our review of interim financial information of Ester Neurosciences Limited for the six month periods ended June 30, 2007 and 2006 and included in the Company's report on Form 6-K/A for six months ended June 30, 2007 is incorporated by reference in the Amarin Corporation plc Registration Statement on Form F-3 (No. 333-135718).

Very truly yours,

PricewaterhouseCoopers